Exhibit 99.1

IQM Appoints Craig Ciesla, Former Illumina VP, as CTO; Inés de Vega Becomes Chief Scientist

●	Ciesla is a seasoned deep tech executive with more than 25 years of experience delivering products across industries — from startups to Fortune 500 companies.

●	De Vega brings more than 20 years of experience advancing quantum technologies from fundamental research to intellectual property and industrial applications.

Espoo, Finland / Munich, Germany, 19 June 2026 – IQM Quantum Computers, the global leader in superconducting quantum computers, today announced the appointments of Dr. Craig Ciesla as Chief Technology Officer (CTO) and Dr. Inés de Vega as Chief Scientist, as she transitions from her role as Vice President of Quantum Solutions, deepening IQM´s leadership as the company prepares for its planned Nasdaq listing through a merger with Real Asset Acquisition Corp. (Nasdaq: RAAQ).

Ciesla, an experienced deep tech executive with more than 25 years delivering products across multiple industries from startups to Fortune 500 companies, will advance IQM’s technology strategy and drive its implementation into systems and products. De Vega, meanwhile, will be responsible for ensuring scientific feasibility and system-level consistency across IQM’s technology.

“Ciesla’s track record of scaling complex instrumentation platforms and building world-class R&D organizations makes him an exceptional addition to our leadership team,” said Jan Goetz, CEO and Co-founder of IQM Quantum Computers. “As we accelerate our path toward fault-tolerant quantum computing, his experience integrating hardware and software systems at scale will be invaluable. I also want to thank Inés for her outstanding contributions over the years, and I am pleased she will continue to shape our technology roadmap in her new role.”

Ciesla is an accomplished innovator and product development leader with a proven track record and is an inventor of more than 100 patents and patent applications. He most recently served as Vice President of Engineering at 10x Genomics (Nasdaq: TXG) and previously held leadership roles at companies including Illumina (Nasdaq: ILMN) Lumentum (formerly Nasdaq: JDSU), Intel (Nasdaq: INTC), and Tactus Technology.

He also has significant board experience, serving on the Board of Directors of Lightwave Logic, Inc., (Nasdaq: LWLG) complemented by an academic background that includes a PhD in Physics from Heriot-Watt University.

“IQM has established itself as an industry leader in quantum computing through a combination of technological excellence, real-world deployments, and disciplined execution. What attracted me to the company is its commitment to building production-grade quantum systems that customers can own, operate, and build value on — not just promises of what quantum could one day do,” said Craig Ciesla.

These appointments come as IQM continues to scale its technology roadmap and operations as a fully vertically integrated quantum computing company — operating its own chip factory and assembly line, and having sold 23 quantum computers to date, more than any other manufacturer.

“Over the past years, I have seen first-hand how IQM has evolved from an ambitious deep-tech venture into a company delivering quantum computers to some of the world’s leading research institutions and supercomputing centers,” said De Vega. “I look forward to further contributing to the company’s growth trajectory.”

Throughout her career, she has led a team responsible for developing and implementing quantum algorithms across a wide range of quantum computing applications, while developing advanced tools to tackle errors in quantum computers.

Furthermore, she has been a researcher in several academic institutions, such as the Max Planck of Quantum Optics, the University of Ulm, and the Ludwig Maximilian University of Munich, where she is currently associated to the department of Theoretical Nanophysics.

IQM is nearing its Nasdaq listing through a planned merger with Real Asset Acquisition Corp. (Nasdaq: RAAQ). The transaction has gained momentum since February, with an upsized PIPE of $146 million in early June after Finnish pension insurer Ilmarinen joined existing institutional investors.

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About IQM Quantum Computers

IQM Quantum Computers is a global leader in superconducting quantum computers, delivering full-stack quantum computers and cloud platform access to research institutions, universities, high-performance computing centers, national laboratories and enterprises worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018, headquartered in Finland with major operations in Munich, it has over 400 employees. IQM operates across Europe, Asia, and North America. IQM filed an F-4 registration statement with the SEC, which has since been declared effective, with the intention to become the first publicly listed European quantum company on Nasdaq Global Exchange in the U.S by merging with Real Asset Acquisition Corp. (Nasdaq: RAAQ).

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